Schedule II

Information with respect to transactions in the Common Stock that were effected during the past sixty days by the Reporting Person is set forth below. All such transactions were open market purchases of the Common Stock of Hanesbrands Inc.

Date of Transaction	Shares of Common Stock Acquired	Price per share of Common Stock (1)
6/23/2025	300,000	$4.37
7/23/2025	100,000	4.72
7/24/2025	100,000	4.62
7/28/2025	200,000	4.54
7/29/2025	100,000	4.53
7/31/2025	31,124	4.05
8/1/2025	668,876	4.02

(1)	For each date reported, represents the weighted average price of multiple open-market transactions.